Exhibit 99.1

Safe-T® Presents Breakthrough in the New Version of its Zero Trust Remote Access Solution

The Company achieved a significant milestone with its Zero Trust ZoneZero™ solution deployed by multiple Asian leading channels ready to market it to their customers

HERZLIYA, Israel, November 6, 2020 - Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a provider of secure access solutions for on-premise and hybrid cloud environments, today announced the release of Safe-T’s ZoneZero™ version 4.4, the only Zero Trust Network Access (ZTNA) solution in the market which unifies all access scenarios for internal and external users.

Organizations today face a wide range of Zero Trust access scenarios and requirements, all of which must be addressed by the organizations’ IT and security teams:

●	Control and secure remote access to resources for external VPN users (remote employees) and non-VPN users (WFH, contractors, and more).
●	Control and secure access to resources for internal users.
●	Control access between different network segments.
●	Integration of Multi Factor Authentication (MFA) and identity awareness into all access scenarios.

“As part of our go-to-market strategy, the new ZoneZero version has been deployed by several of our leading channels in Asia as a preliminary phase before offering the solution to their large-enterprise customers. Next, we will take this unique solution to our dozens of partners all over the globe,” said Shachar Daniel, Chief Executive Officer of Safe-T Group.

Understanding the need for a ZTNA solution that will coherently and completely address all access scenarios and requirements, Safe-T has re-designed its ZTNA solution to create the first ever Perimeter Access Orchestration Fabric (PAOF), incorporating the following modules:

●	Safe-T ZoneZero SDP - a client-less ZTNA module for non-VPN users.
●	Safe-T ZoneZero VPN - 1st ever ZTNA for existing VPNs.
●	Safe-T ZoneZero MFA - 1st ever client-less ZTNA for internal users.

Supporting all access use cases faced by organizations in one solution has been virtually impossible until recently. With the release of Safe-T’s new ZoneZero™ version, unification of all access scenarios under one solution has become a reality. The version is built on the following technologies:

●	Safe-T reverse-access, a patented outbound based technology.
●	Support for built-in and third-party MFA and Identity Providers (IdP) - REST API, biometric, OIDC, SAML, LDAP, reverse-auth, and more.
●	Support for leading commercial VPN and firewall solutions.
●	Reporting on all user and application activity.

Safe-T’s ZoneZero™ v4.4 removes the need to re-design the network and access flow, and allows organizations to support all Zero Trust access scenarios:

●	All user types - people (managed or unmanaged), applications, APIs and connected devices.

●	All user locations - external or internal.
●	All application types - new or legacy.
●	All application locations - cloud or on-premises.

Safe-T’s ZoneZero™ v4.4 has been deployed by multiple Asian based partners of Safe-T, as the final phase before marketing it to their customers.

About Safe-T®

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of zero trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling, and simple integration with our services. With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services, and networks against internal and external threats. At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation.

Safe-T’s SDP solution on AWS Marketplace is available here.

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the advantages of the new ZTNA solution and its adaption to market needs and requirements, as well as its expectations for ZoneZero™ in the Asia-Pacific region and with resellers. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

COMPANY CONTACT:

Maya Meiri

Maya.Meiri@safe-t.com

+972-9-8666110